[redacted]

SECURI 15047245 IISSION

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-38818

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Arbor Research & Trading, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Hart Road, Suite 260
(No. and Street)

Barrington	**Illinois**	**60010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stevens — **847-304-1550** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ARBOR RESEARCH & TRADING, LLC
MEMBER FINANCIAL INDUSTRY REGULATORY AUTHORITY, INC.
1000 HART ROAD • SUITE 260 • BARRINGTON, ILLINOIS 60010

AFFIRMATION

I, James R. Stevens affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Arbor Research & Trading, LLC, for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James R Stevens

CEO
Title

OFFICIAL SEAL
CHRISTOPHER H HELLER
Notary Public - State of Illinois
My Commission Expires Jul 16, 2016

Subscribed and sworn to before me
this 26th day of February, 2015.

Notary Public

My Commission expires 7/16/2016

Deloitte.

SEC
Mail Processing
Section

MAR 02 2015

Washington DC
404

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Arbor Research & Trading, LLC
Barrington, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Arbor Research & Trading, LLC ("Arbor" or the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2015

Arbor Research and Trading, LLC
Exemption Report
Period from June 1, 2014 to December 31, 2014

Arbor Research & Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k): (2)(ii)

(2) The Company met the identified provisions in 17 C.F.R. 240 15c3-3(k) throughought the period from June 1, 2014 to December 31, 2014 without exception.

Arbor Research & Trading, LLC

I, James Stevens, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: James R Stevens

Title: CEO

Date: 2-26-2015

Deloitte.

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Managers
Arbor Research & Trading, LLC
1000 Hart Road, Suite 260
Barrington, IL 60010

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Arbor Research & Trading, LLC., (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2676**********************MIXED AADC 220
038818 FINRA DEC
ARBOR RESEARCH & TRADING LLC
1000 HART RD STE 260
BARRINGTON IL 60010-2669

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CHRS HEller (847) 756-3524

2. A. General Assessment (item 2e from page 2) $ 40,786

B. Less payment made with SIPC-6 filed (exclude interest) (21401)
7/24/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 19385

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 19385

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19,385

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARBOR RESEARCH & TRADING LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Sr VP Sr Treas
(Title)

Dated the 26 day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,544 783
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1508
Total additions	1508
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	649 763
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SUBSCRIPTION INCOME (Deductions in excess of $100,000 require documentation)	3,454 285
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 127751	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	127751
Total deductions	4,231 799
2d. SIPC Net Operating Revenues	$ 16,314,492
2e. General Assessment @ .0025	$ 40786

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Arbor Research & Trading, LLC
Barrington, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Arbor Research & Trading, LLC ("Arbor" or the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2015

Arbor Research and Trading, LLC
Exemption Report
Period from June 1, 2014 to December 31, 2014

Arbor Research & Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k): (2)(ii)

(2) The Company met the identified provisions in 17 C.F.R. 240 15c3-3(k) throughought the period from June 1, 2014 to December 31, 2014 without exception.

Arbor Research & Trading, LLC

I, James Stevens, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: James R Stevens

Title: CEO

Date: 2-26-2015

Arbor Research & Trading, LLC

(SEC File No. 8-38818)

Statement of Financial Condition as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Arbor Research & Trading, LLC
Barrington, Illinois

We have audited the accompanying statement of financial condition of Arbor Research & Trading, LLC (the "Company"), a wholly owned subsidiary of Arbor Research Holdings, LLC, which is a wholly owned subsidiary of ARH Group, Inc., as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Arbor Research & Trading, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

ARBOR RESEARCH & TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,523,251
CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS	2,218,377
RECEIVABLE FROM CLEARING BROKER-DEALERS	1,494,888
SUBSCRIPTIONS RECEIVABLE	255,213
FURNITURE AND EQUIPMENT Net of accumulated depreciation and amortization of $3,291,464	203,122
PREPAIDS AND OTHER ASSETS	1,207,511
TOTAL	$ 6,902,362

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Deferred subscription revenue	$ 950,409
Lease liabilities	34,029
Payable to related party	151,301
Other accounts payable and accrued expenses	434,768
Total liabilities	1,570,507
MEMBER'S EQUITY:	
Member's Equity	5,331,855
TOTAL	$ 6,902,362

See notes to statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arbor Research & Trading, LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis. The Company also offers access to its fixed income research products on a subscription basis. The Company is a wholly owned subsidiary of Arbor Research Holding, LLC (the "Mezzanine"). Arbor Research Holding, LLC is a wholly owned subsidiary of ARH Group, Inc. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Revenue Recognition — Securities transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Subscription income is recognized as revenue on a straight-line basis over the term of the subscription.

Commission Expense —The Company pays sales commission expense on the subscription income generated from the sale of access to the Company's research products. The sales commission is expensed on a straight-line basis over the term of the subscription.

Furniture and Equipment — Furniture and equipment is stated at historical cost and consists of furniture and fixtures and leasehold improvements. Furniture and fixtures are depreciated based upon their useful life, generally five or seven years, and leasehold improvements are depreciated over the life of the lease of four years.

Income Taxes — The Parent has elected to be taxed under Subchapter S of the Internal Revenue Code. The Company and Mezzanine are disregarded entities for federal income tax purposes. Accordingly, the taxable income or loss of the Parent, which includes the taxable income or loss of the Company, is allocated to the Parent's shareholders, who are generally responsible for federal income taxes thereon. The Company is responsible for its share of the Parent's State of Illinois replacement tax and is also subject to State and City of New York corporate income and franchise tax.

Management has evaluated the effects of FASB ASC 740, *Income Taxes,* to the Company, and as of December 31, 2014, has determined that no income tax liability for uncertain tax positions is required to be recognized in the accompanying statement of financial condition.

Recent Accounting Standards — In May 2014, the FASB issued Accounting Standards Update No. 2014-09 – *Revenue from Contracts with Customers*. The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. The Company is required to adopt the new standard on January 1, 2017. The Company is currently evaluating the impact this standard will have on its statement of financial condition.

Fair Value Measurement — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company classifies its investment in the U.S. Treasury Bill maintained as a deposit with its clearing broker of $2,200,418 as a Level 1 security at December 31, 2014. The investment is reported at fair value based on end of day quoted market price.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2014, the Company had net capital, as defined, of $3,664,545, which was $3,559,844 in excess of its required minimum net capital of $104,701.

4. CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS

The Company is required to maintain deposits with its clearing broker-dealers. The Company has cash of $903,015 and an investment of $2,200,418 in a U.S. Treasury Bill that matured on February 15, 2015.

5. RECEIVABLE FROM CLEARING BROKER-DEALERS

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker-dealer on a fully disclosed basis.

The receivable from clearing broker-dealers arise in the normal course of business from the settlement of securities transactions. The receivable is generally collected within 30 days. The Company mainly utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during 2014.

6. COMMITMENT

The Company leases office facilities under noncancelable lease agreements through September 30, 2017, which provides for future minimal rentals as follows:

Year Ending December 31	
2015	$ 129,947
2016	38,452
2017	29,018
Total	$ 197,417

The lease agreements require security deposits equal to $19,909.

7. RELATED-PARTY TRANSACTIONS

Arbor Research & Trading UK Limited ("Arbor UK"), a wholly owned subsidiary of the Mezzanine, introduces trades to the Company, which in turn pays Arbor UK a fee for such services. In addition, the Company pays salary and administrative expenses of Arbor UK. The Company had outstanding payables to Arbor UK of $151,301 as of December 31, 2014.

The Mezzanine has an ownership interest in Bianco Research LLC ("Bianco"), which performs research services for the Company. In return for these services, the Company pays commissions as well as payroll and certain administrative expenses for Bianco. There were no amounts outstanding as of December 31, 2014.

The Company incurred professional fees charged from the Mezzanine during 2014, all of which were paid as of December 31, 2014.

8. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through the date the statement of financial condition was issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's statement of financial condition.

* * * * *